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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 036266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2009___ AND ENDING___December 31, 2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenbrier Diversified, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8530 Wilshire Blvd.,   Suite 200

(No and Street)

Beverly Hills   CA   90211-3113
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Borris   (310) 358-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170   Northridge   CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Howard Borris_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Greenbrier Diversified, Inc._____, as of _____December 31_____, 20___09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of _CALIFORNIA_____

County of _LOS ANGELES_____

Subscribed and sworn to (or affirmed) to before me this 12TH day of JANUARY, 2010 by HOWARD BORRIS proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

_____
Notary Public

_____
Signature

_____
Title

RICHARD VALDEZ
COMM. #1815633
Notary Public - California
Los Angeles County
My Comm. Expires Oct. 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Greenbrier Diversified, Inc.:

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbrier Diversified, Inc. as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

Greenbrier Diversified, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	6,373
Membership fees		500
Total assets	$	6,873

Liabilities and Stockholder's Equity

Liabilities	$	-
Total liabilities		-

Stockholder's equity

Common stock, no par value, 100,000 shares authorized,	
10,000 shares issued and outstanding	10,000
Accumulated deficit	(3,127)
Total stockholder's equity	6,873
Total liabilities and stockholder's equity	$ 6,873

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Income
For the Year Ended December 31, 2009

Revenues

Commissions	$	33,259
Total revenues		33,259

Expenses

Professional fees	6,124
Other operating expenses	11,077
Total expenses	17,201
Net income (loss) before income tax provision	16,058
Income tax provision	800
Net income (loss)	$ 15,258

Greenbrier Diversified, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2008	$ 10,000	$ (3,185)	$ 6,815
Capital distributions	-	(15,200)	(15,200)
Net income (loss)	-	15,258	15,258
Balance at December 31, 2009	$ 10,000	$ (3,127)	$ 6,873

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ 15,258
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Net cash provided by (used in) operating activities		15,258
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	$ (15,200)	
Net cash provided by (used in) financing activities		(15,200)
Net increase (decrease) in cash		58
Cash at beginning of year		6,315
Cash at end of year		$ 6,373
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,950	

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc. (the "Company") was incorporated in the State of California on June 17, 1986. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business. The Company primarily serves individual customers in Southern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California minimum franchise tax of $800.

Note 3: RELATED PARTY TRANSACTIONS

Commissions were earned by the Company in transactions executed directly for clients of a related entity in which the sole shareholder owns 100% of the stock. There are no material transactions between the Company and the related entity for the year ended December 31, 2009. It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After Nobember 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2009

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $6,373 which was $1,373 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Computation of net capital

Common stock	$ 10,000		
Accumulated deficit	(3,127)		
Total stockholder's equity		$	6,873
Less: Non-allowable assets			
Membership fees	(500)		
Total non-allowable assets			(500)
Net capital			6,373

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 of net aggregate indebtedness	$ -		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	1,373
Ratio of aggregate indebtedness to net capital	N/A		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009.

Greenbrier Diversified, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Greenbrier Diversified, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Greenbrier Diversified, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Greenbrier Diversified, Inc.:

In planning and performing our audit of the financial statements of Greenbrier Diversified, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2010

Greenbrier Diversified, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009